NOTICE OF AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The Management of Claude Resources Inc. is responsible for the preparation of the accompanying unaudited interim consolidated financial statements. The unaudited interim consolidated financial statements are considered by Management to present fairly the financial position, operating results and cash flows of the Company.

The Company's independent auditor has not performed a review of these financial statements, in accordance with standards established by the Canadian Institute of Chartered Accountants. These unaudited interim consolidated financial statements include all adjustments, consisting of normal and recurring items that Management considers necessary for a fair presentation of the consolidated financial position, results of operations and cash flows.

Neil McMillan	Rick Johnson, CA
Chief Executive Officer	Chief Financial Officer

Date: May 8, 2013

Condensed Consolidated Interim Statements of Financial Position

(In Thousands of Canadian Dollars - Unaudited)

		MARCH 31	DECEMBER 31
	Note	2013	2012
Assets
Accounts receivable		$4,207	$4,845
Inventories	5	28,734	19,178
Prepaid expenses and deposits		151	277
Current assets		33,092	24,300

Mineral properties		216,996	207,602
Investments	6	242	378
Deposits for reclamation costs	7	2,237	2,237
Non-current assets		219,475	210,217
Total assets		$252,567	$234,517

Liabilities
Bank indebtedness		$10,681	$3,531
Accounts payable and accrued liabilities		17,062	7,533
Debenture	9	9,719	9,665
Loans and borrowings	9	11,110	6,832
Net royalty obligation	8	976	836
Current liabilities		49,548	28,397

Loans and borrowings	9	-	291
Deferred income tax liability		327	1,097
Net royalty obligation	8	2,768	3,205
Decommissioning and reclamation	7	9,182	9,163
Non-current liabilities		12,277	13,756

Shareholders' equity
Share capital		193,914	193,189
Contributed surplus		6,979	6,652
Accumulated deficit		(10,039)	(7,502)
Accumulated other comprehensive (loss) income		(112)	25
Total shareholders' equity		190,742	192,364
Total liabilities and shareholders' equity		$252,567	$234,517

Subsequent event	14

See accompanying notes to condensed consolidated interim financial statements.

On behalf of the Board:

Ted J. Nieman	Ronald J. Hicks, CA
Chairman	Chairman, Audit Committee

Condensed Consolidated Interim Statements of Income

(In Thousands of Canadian Dollars, except per share amounts - Unaudited)

		Three Months Ended
		March 31	March 31
	Note	2013	2012

Revenue		$15,278	$16,052

Mine Operating:
Production costs		11,584	11,796
Depreciation and depletion		4,549	3,260
		16,133	15,056
Gross (loss) profit		(855)	996

General and administrative		2,398	2,661
Finance expense		372	287
Finance and other income		(318)	(700)
Gain on investments		-	(794)
		2,452	1,454

Loss before income tax		(3,307)	(458)

Deferred income tax (recovery) expense		(770)	33

Net loss		$(2,537)	$(491)

Net loss per share
Basic and diluted
Net loss	11	$(0.01)	$(0.00)

Weighted average common shares outstanding for the year:

Basic and diluted		174,801	170,481

See accompanying notes to condensed consolidated interim financial statements.

Condensed Consolidated Interim Statements of Comprehensive Income

(In Thousands of Canadian Dollars - Unaudited)

	Three Months Ended
	March 31
	2013	2012

Net loss	$(2,537)	$(491)

Other comprehensive loss
(Gain) on available-for-sale securities transferred to profit	-	(794)
Unrealized gain (loss) on available-for-securities	(137)	125
Other comprehensive loss	(137)	(669)
Total comprehensive income (loss)	$(2,674)	$(1,160)

See accompanying notes to condensed consolidated interim financial statements.

Condensed Consolidated Interim Statements of Shareholders' Equity

(In Thousands of Canadian Dollars - Unaudited)

	Three Months Ended
	March 31	March 31
	2013	2012

Share Capital
Balance, beginning of period	$193,189	$180,531
Common shares issued	725	12,052
Transfers from contributed surplus	-	251
Balance, end of period	$193,914	$192,834

Contributed Surplus
Balance, beginning of period	$6,652	$4,796
Stock-based compensation	327	846
Transfers to share capital	-	(251)
Tax impact of expired warrants	-	(81)
Balance, end of period	$6,979	$5,310

Accumulated Deficit
Balance, beginning of period	$(7,502)	$(13,071)
Net loss	(2,537)	(491)
Balance, end of period	$(10,039)	$(13,562)

Accumulated Other Comprehensive Income (Loss)
Balance, beginning of period	$25	$639
Other comprehensive loss	(137)	(669)
Balance, end of period	$(112)	$(30)

Shareholders' equity, end of period	$190,742	$184,552

See accompanying notes to condensed consolidated interim financial statements.

Condensed Consolidated Interim Statements of Cash Flows

(In Thousands of Canadian Dollars - Unaudited)

	Three Months Ended
	March 31	March 31
	2013	2012

Cash flows from (used in) operating activities

Net loss	$(2,537)	$(491)
Adjustments for non-cash items:
Depreciation and depletion	4,549	3,260
Finance expense	94	93
Finance and other income	(297)	(360)
Gain on investments	-	(794)
Stock-based compensation	327	846
Deferred income tax (recovery) expense	(770)	33
	1,366	2,587

Net changes in non-cash operating working capital:
Accounts receivable	638	(3,492)
Inventories	(10,087)	(15,942)
Prepaid expenses and deposits	126	(28)
Accounts payable and accrued liabilities	9,529	20,201
Cash provided by operating activities	1,572	3,326

Cash flows from investing activities:
Additions to mineral properties	(13,433)	(28,280)
Decrease in investments	-	25,090
Cash used in investing activities	(13,433)	(3,190)

Cash flows from financing activities:
Proceeds from issue of common shares, net of issue costs	725	31
Demand loans:
Proceeds	5,000	6,788
Repayments	(588)	(418)
Obligations under finance lease:
Repayments	(426)	(668)
Cash from financing activities	4,711	5,733

(Decrease) increase in cash and cash equivalents	(7,150)	5,869
Cash and cash equivalents (bank indebtedness), beginning of period	(3,531)	2,529
Cash and cash equivalents (bank indebtedness), end of period	$(10,681)	$8,398

See accompanying notes to condensed consolidated interim financial statements.

Claude Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the Periods ended March 31, 2013 and 2012
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

1.	Corporate Information:

Claude Resources Inc. (“Claude” or the “Company”) is a company domiciled in Canada. The address of the Company’s registered office is at 1500, 410 – 22nd Street East, Saskatoon, Saskatchewan, S7K 5T6. Its principal office is located at 200, 224 – 4th Avenue South, Saskatoon, Saskatchewan, S7K 5M5.

Claude Resources Inc. is a gold producer whose shares are listed on both the Toronto Stock Exchange (TSX-CRJ) and the NYSE MKT (NYSE MKT-CGR). The Company is also engaged in the exploration and development of gold mineral reserves and mineral resources. The Company’s entire asset base is located in Canada. Its revenue generating asset is the 100 percent owned Seabee Gold Operation, located in northern Saskatchewan. Claude also owns 100 percent of the Amisk Gold Project in northeastern Saskatchewan and 100 percent of the Madsen Property in the Red Lake gold camp of northwestern Ontario.

2.	Basis of Preparation:

STATEMENT OF COMPLIANCE

These unaudited condensed consolidated interim financial statements for the period ended March 31, 2013 have been prepared in accordance with International Accounting Standard 34 (“IAS 34”), Interim Financial Reporting. These unaudited condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the Company’s 2012 annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

These unaudited condensed consolidated interim financial statements have been prepared following the same accounting policies and methods as those used in preparing the most recent audited consolidated financial statements for the year ended December 31, 2012.

These unaudited condensed consolidated interim financial statements were authorized for issue by the Company’s Board of Directors on May 8, 2013.

BASIS OF MEASUREMENT

These unaudited condensed consolidated financial statements have been prepared on the historical cost basis except for available-for-sale financial assets and liabilities for cash-settled share-based payment arrangements, which are measured at fair value.

FUNCTIONAL CURRENCY

These unaudited condensed consolidated financial statements are presented in Canadian dollars, which is the Company’s functional currency. All financial information presented in Canadian dollars has been rounded to the nearest thousand, except share data or as otherwise noted.

3.	Significant Accounting Policies:

These unaudited condensed consolidated interim financial statements are prepared using accounting policies consistent with the Company’s annual consolidated financial statements and notes thereto for the year ended December 31, 2012. The accounting policies utilized by Management for the Company and its wholly-owned subsidiaries have been applied consistently to all periods presented in these unaudited condensed consolidated interim financial statements, unless otherwise indicated.

4.	Accounting Standards:

Changes in Accounting Policies

The Company has adopted the following new standards, along with any consequential amendments, effective January 1, 2013. These changes were made in accordance with the applicable transitional provisions.

Claude Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the Periods ended March 31, 2013 and 2012
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

Consolidated Financial Statements

In May 2011, the IASB issued IFRS 10, Consolidated Financial Statements. This new standard defines the principle of control and establishes control as the basis for determining which entities are included in consolidated financial statements. The principle of control is based on three criteria: power over the investee; exposure to variable returns from involvement in the investee; and the ability of the investor to use its power to affect the amount of its returns. The standard requires control of an investee to be reassessed when the facts and circumstances indicate that there have been changes to one or more of the criteria for determining control. This new standard supersedes the requirements relating to consolidated financial statements in IAS 27, Consolidated and Separate Financial Statements (as amended in 2009) and SIC-12, Consolidation – Special Purpose Entities. The adoption of IFRS 10 did not result in any change in the consolidation status of any of the Company’s subsidiaries.

Joint Arrangements

IFRS 11, Joint Arrangements, was issued to replace IAS 31, Interests in Joint Ventures. Under IFRS 11, joint arrangements are classified as either joint operations or joint ventures. Parties to a joint operation retain the rights and obligations to individual assets and liabilities of the operation, while parties to a joint venture have rights to the net assets of the venture. Any arrangement which is not structured through a separate entity or is structured through a separate entity but such separation is ineffective such that the parties to the arrangement have rights to the assets and obligations for the liabilities will be classified as a joint operation. Joint operations shall be accounted for in a manner consistent with jointly controlled assets and operations whereby the Company’s contractual share of the arrangement’s assets, liabilities, revenues and expenses are included in the consolidated financial statements. Any arrangement structured through a separate vehicle that does effectively result in separation between the Company and the arrangement shall be classified as a joint venture and accounted for using the equity method of accounting. Under the existing IFRS standard, the Company has the option to account for any interests it has in joint ventures using proportionate consolidation or equity accounting. The adoption of this standard did not have an impact on the Company’s consolidated financial statements.

Disclosure of Interests in Other Entities

In May 2011, the IASB issued IFRS 12, Disclosure of Interests in Other Entities. This new standard requires enhanced disclosures about an entity’s interest in subsidiaries, joint arrangements, associates and unconsolidated structured entities. IFRS 12 contains new disclosure requirements for interests the Company has in subsidiaries, joint arrangements, associates and unconsolidated structured entities. Required disclosures aim to provide readers of the financial statements with information to evaluate the nature of and risks associated with the Company’s interests in other entities and the effects of those interests on the Company’s financial statements. The adoption of IFRS 12 will result in incremental disclosures in the Company’s annual consolidated financial statements.

Fair Value Measurement

In May 2011, the IASB published IFRS 13, Fair Value Measurement. IFRS 13 replaces fair value measurement guidance contained in individual IFRSs, providing a single source of fair value measurement guidance. The standard provides a framework for measuring fair value and establishes new disclosure requirements to enable readers to assess the methods and inputs used to develop fair value measurements and for recurring valuations that are subject to measurement uncertainty, the effect of those measurements on the financial statements. The Company has adopted IFRS 13 on a prospective basis and has added additional disclosures on fair value measurement in Note 12.

Presentation of Financial Statements

In June 2011, the IASB issued an amendment to IAS 1, Presentation of Items of OCI: Amendments to IAS 1 Presentation of Financial Statements. The amendments stipulate the presentation of net profit and OCI and also require the Company to group items within OCI based on whether the items may be subsequently reclassified to profit or loss. Amendments to IAS 1 are effective for annual periods beginning on or after July 1, 2012. The adoption of the amendments to this standard will not have a material impact on the Company’s consolidated financial statements.

Claude Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the Periods ended March 31, 2013 and 2012
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

Investments in Associates and Joint Ventures

In May 2011, the IASB issued amendments to IAS 28, Investments in Associates and Joint Ventures. Amendments to IAS 28 provide additional guidance applicable to accounting for interests in joint ventures or associates when a portion of an interest is classified as held for sale or when the Company ceases to have joint control or significant influence over an associate or joint venture. When joint control or significant influence over an associate or joint venture ceases, the Company will no longer be required to re-measure the investment at that date. When a portion of an interest in a joint venture or associate is classified as held for sale, the portion not classified as held for sale shall be accounted for using the equity method of accounting until the sale is completed at which time the interest is reassessed for prospective accounting treatment. The adoption of the amendments to IAS 28 will not have a material impact on the Company’s consolidated financial statements.

Offsetting Financial Assets and Liabilities

In December 2011, the IASB published Offsetting Financial Assets and Financial Liabilities and issued new disclosure requirements in IFRS 7 Financial Instruments: Disclosures. The amendments to IAS 32 clarify that an entity currently has a legally enforceable right to set-off if that right is not contingent on a future event, and enforceable both in the normal course of business and in the event of default, insolvency or bankruptcy of the entity and all counterparties. The amendments to IAS 32 also clarify when a settlement mechanism provides for net settlement or gross settlement that is equivalent to net settlement. The amendments to IFRS 7 contain new disclosure requirements for financial assets and liabilities that are offset in the statement of financial position, or subject to master netting arrangements or similar arrangements. The effective date for the amendments to IAS 32 is annual periods beginning on or after January 1, 2014. The amendments to IAS 32 to did not have a material impact on the Company’s consolidated financial statements.

5.	Inventories:

Details of the Company’s inventories are as follows:

	MAR 31	DEC 31
	2013	2012

Gold in-circuit (1) (2)	$2,985	$3,616
Stockpiled ore (1) (2)	1,039	1,191
Materials and supplies (3)	24,710	14,371
Inventories	$28,734	$19,178

(1)	For the period ended March 31, 2013, depreciation and depletion of $1.1 million is included in the above noted balances (December 31, 2012 - $1.6 million).
(2)	For the period ended March 31, 2013, there was a $0.9 million write-down of gold inventory. For the year ended December 31, 2012, there was no write-down or reversal of write-down of gold inventory.
(3)	There was no write-down or reversal of write-down of materials and supplies inventory for the period ended March 31, 2013 or for the year ended December 31, 2012.

6.	Investments:

	MAR 31	DEC 31
	2013	2012

Available-for-sale securities, beginning of period	$378	$2,854
Disposition of available-for-sale securities	-	(1,565)
Write-down of available-for-sale securities	-	(993)
Unrealized gain (loss) on available-for-sale securities	(136)	82
Available-for-sale securities, end of period	$242	$378

At March 31, 2013, the Company reviewed its portfolio of available-for-sale securities in order to assess whether there was objective evidence of impairment. Factors considered in the Company’s assessment included the length of time and extent to which fair value was below cost and current conditions specific to the investment. Utilizing these factors, the Company determined that no portion of the unrealized loss recorded on available-for-sale securities represented an impairment.

Claude Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the Periods ended March 31, 2013 and 2012
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

By holding these available-for-sale securities, the Company is exposed to various risk factors including market price risk and liquidity risk (Note 12).

7.	Decommissioning and Reclamation:

The Company’s decommissioning and reclamation costs consists of reclamation and closure costs. Mineral property obligations were determined using discount rates ranging from 1.73 to 2.11 percent. Expected undiscounted payments of future obligations are $10.3 million over the next 6 to 15 years. An accretion expense component of $0.04 million has been charged during the period ended March 31, 2013, augmented by revisions made to the decommissioning and reclamation costs, resulting in an increase in the overall carrying amount of the provision. Changes to the provision during the period ended March 31, 2013 are as follows:

	MAR 31	DEC 31
	2013	2012

Decommissioning and reclamation provision, beginning of period	$9,163	$9,713
Accretion	39	175
Revisions due to change in estimates and discount rate	(20)	(725)
Decommissioning and reclamation provision, end of period	$9,182	$9,163

As required by regulatory authorities, the Company has provided letters of credit as security for reclamation related to the Madsen and Seabee properties in the amounts of $0.7 million (December 31, 2012 - $0.7 million) and $1.5 million (December 31, 2012 - $1.5 million), respectively. As security for these letters of credit, the Company has provided investment certificates in the amount of $2.2 million (December 31, 2012 - $2.2 million).

During the first quarter of 2013 (and subsequent to March 31, 2013), the Company has been updating its decommissioning and reclamation plans for the Madsen and Seabee properties. It is expected that additional security (approximately $6.5 million) will need to be provided to the applicable regulatory authorities. However, the timing of providing this security has not yet been determined.

8.	Net Royalty Obligation:

(a) Royalty Agreements

During each of 2004, 2005, 2006 and 2007, the Company entered into separate Royalty Agreements (“Agreements”) whereby it sold a basic royalty on a portion of the gold production at its Seabee Gold Operation. The Company received cash consideration consisting of royalty income, indemnity fee income and interest income.

Under the terms of the Agreements, the Company is required to make royalty payments at fixed amounts per ounce of gold produced; these amounts vary over the term of the respective Agreements. A portion of the cash received at the inception of the respective agreements was placed with a financial institution; in return, the Company received a restricted promissory note. Interest earned from the restricted promissory notes and a portion of the principal must be used to fund the expected basic royalty payments during the first ten years of each agreement. Over the life of the royalty agreements, interest earned and principal from the restricted promissory notes will be sufficient to fund the expected basic royalty payments.

The Company has the legal right of offset and the intention to settle on a net basis. As such, the Company has presented these transactions on a net basis on the Statements of Financial Position.

Claude Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the Periods ended March 31, 2013 and 2012
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

	Note	2004 Agreement	2005 Agreement	2006 Agreement	2007 Agreement	Total

Restricted Promissory Notes

Principal Balance (1)	(b)	6,776	14,337	36,482	26,159	83,754
Interest receivable (1)		101	103	308	221	733
Interest Rate		6 percent	6 percent	7 percent	7 percent
Maturity		DEC 10, 2014	FEB 15, 2015	FEB 15, 2016	FEB 15, 2017

Royalty Payments

Royalty Rate per ounce of gold produced (2)		$13.88 to $24.53	$24.87 to $112.45	$65.51 to $198.95	$37.60 to $147.05
Royalty payable (current) (1)	(b)	44	92	306	218	660
Royalty obligation payable (long-term) (1)	(b)	6,911	14,529	36,527	26,275	84,242

Net Profit Interest	(c)	-	-	-	-	-

Applicable years		2010-2014	2011-2015	2012-2016	2013-2017
Percent		2.50, 3.00 or 4.00	1.00, 2.00 or 3.00	3.75, 4.00 or 4.25	3.50, 3.70 or 3.90
Price of gold thresholds		$800, $900 or $1,200	$875, $1,075 or $1,275	$975, $1,175 or $1,375	$1,250, $1,500 or $1,675

(1)	At March 31, 2013.
(2)	Over the remaining life of the respective agreements.

(b) Net Royalty Obligation

The following schedule outlines the different components of the transaction that are presented net on the Company’s consolidated Statements of Financial Position:

	MAR 31	DEC 31
	2013	2012

Current portion

Assets
Interest receivable on Restricted promissory notes	$733	$5,013

Liabilities
Current portion of deferred revenue	1,049	1,038
Interest payable on royalty obligations	660	4,811
	$1,709	$5,849

Net royalty obligation (current)	(976)	(836)

Long-term portion

Assets
Restricted promissory notes	$83,754	$84,110

Liabilities
Deferred revenue	2,280	2,542
Royalty obligation	84,242	84,773
	$86,522	$87,315

Net royalty obligation (long-term)	(2,768)	(3,205)

Total net royalty obligation	$(3,744)	$(4,041)

Claude Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the Periods ended March 31, 2013 and 2012
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

The interest income and the indemnity fees received by the Company are being amortized into income over the prepayment period and the life of the respective agreements. The interest income and the indemnity fees are netted against interest expense and are reflected in “Financing expense” on the consolidated statement of income.

(c) NPI Payment

In addition to the royalty, the Company granted a net profit interest (“NPI”) of varying percentages, payable only if gold prices exceed a pre-determined threshold. Prior to any NPI payment, the Company is entitled to first recover the NPI expenditures (including capital expenditures), working capital, operating losses, interest charges and asset retirement obligations relating to the production of ore at the Seabee Operation. These expenditures are calculated on a cumulative basis from the commencement of the individual agreements. At March 31, 2013, the cumulative carry forward amounts remained in a deficiency position under each of the agreements and no payments are expected during 2013 or 2014.

(d) Call and Put

Under certain circumstances, a 100 percent owned subsidiary of Claude will have the right to purchase (“Call”) the equity of the holder of the royalties or right to receive the royalties at an amount no greater than the fair market value thereof at the time of the Call. The Call price will be paid from the balance owing to the Company under the promissory notes. Under certain circumstances, the purchaser of the royalties will have the right to sell (“Put”) their interest in the royalty to the Company at an amount no greater than the fair market value thereof at the time of the Put. However, such right is subject to the subsidiary of Claude’s pre-emptive right to exercise the Call in advance of any Put being exercised and completed.

9.	Loans and Borrowings:

This note provides information about the contractual terms of the Company’s interest-bearing loans and borrowings, which are measured at amortized cost. For more information about the Company’s exposure to interest rate and liquidity risk, see Note 12.

		MAR 31	DEC 31
		2013	2012

Current liabilities
Demand loans	(a)	$4,750	$5,337
Current portion of finance lease liabilities	(b)	1,360	1,495
Debenture	(c)	9,719	9,665
Revolving loan	(d)	5,000	-
		$20,829	$16,497

Non-current liabilities
Finance lease liabilities	(b)	$-	$291
		$-	$291

Claude Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the Periods ended March 31, 2013 and 2012
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

(a) Demand Loans

Terms and conditions of the Company’s outstanding demand loans are as follows:

	MAR 31	DEC 31
	2013	2012

Demand loans, repayable in consecutive monthly blended payments of $214,893 including interest at prime plus 1.50 percent, due between January and April 2015	$4,750	$5,337
	$4,750	$5,337

The demand loans are secured by a general security agreement covering all assets of the Company. At March 31, 2013 the carrying amount of assets under demand loans included in buildings, plant and equipment was $8.5 million (December 31, 2012: $8.9 million).

(b) Finance Lease Liabilities

The Company has a $10.0 million finance lease line of credit which bears interest at prime plus 1.125 percent; the prime rate at March 31, 2013 was 3 percent.

Obligations under finance leases bear interest between 5.4 percent and 8.0 percent per annum, are due from 2013 to 2014 and are secured by the leased equipment. The estimated principal repayments on the leases are as follows: 2013 - $1,360.

	Present Value of		Future Value of
	Minimum Lease		Minimum Lease
	Payments	Interest	Payments
	MAR 31	MAR 31	MAR 31
	2013	2013	2013

Less than one year	$1,360	$38	$1,398

	Present Value of		Future Value of
	Minimum Lease		Minimum Lease
	Payments	Interest	Payments
	DEC 31	DEC 31	DEC 31
	2012	2012	2012

Less than one year	$1,495	$56	$1,551
Between one and five years	291	2	293
	$1,786	$58	$1,844

The Company’s finance leases are secured by a general security agreement. At March 31, 2013 the carrying amount of assets under finance leases included in buildings, plant and equipment was $3.8 million (December 31, 2012: $5.1 million).

(c) Debenture

The Company’s debenture bears a 12 percent annual interest rate, is due May 23, 2013 and requires monthly interest only payments. Upon entering into the debenture indenture agreement, debenture holders received warrants in the amount of 10 percent of the debenture purchase (Note 10). Each warrant entitles the holder to acquire one common share of the Company at an exercise price of $1.60 per common share until May 23, 2013. The value of the warrants associated with the debenture on the date of issuance was $0.6 million.

A total of $9.8 million in face value of debentures remain outstanding at March 31, 2013.

Claude Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the Periods ended March 31, 2013 and 2012
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

The balance of the debentures outstanding is amortized using the effective interest rate method at an effective rate of 14.7 percent over the remaining term of the debentures.

	MAR 31	DEC 31
	2013	2012

Debenture payable, beginning of period	$9,665	$9,452
Amortization of debt issue costs	54	213
Debenture payable, end of period	$9,719	$9,665

As at March 31, 2013, the Company’s outstanding debentures are due in less than one year. As such, this balance has been classified as a current liability.

The debentures are secured by a general security agreement covering all of the Company's assets, except those subordinated to bank debt.

(d) Revolving Loan

The Company has a $5.0 million revolving loan available for general corporate purposes which bears interest at prime plus 1.125 percent, all of which was drawn at March 31, 2013. The prime rate at March 31, 2013 was 3 percent.

(e) Line of Credit

The Company has a $10.0 million operating line of credit which bears interest at prime plus 1.125 percent; the prime rate at March 31, 2013 was 3 percent. These funds are available for general corporate purposes.

(f) Other

Subsequent to March 31, 2013, the Company executed an agreement with Crown Capital Partners Inc. for a long-term debt facility of $25.0 million (Note 14).

10.	Share Capital:

The Company has the following equity-settled plans:

(a)	Employee Share Purchase Plan (“ESPP”)

The ESPP was established to encourage employees to purchase Company common shares. Under the plan, eligible employees may contribute up to five percent of their basic annual salary and the Company shall contribute common shares in an amount equal to 50 percent of the employee’s contribution. Shares of the Company are issued to employees based on a weighted average market price over a specific period. During the first quarter of 2013, the Company issued 2,065,812 common shares (2012 – 338,676) pursuant to this plan. The maximum number of common shares of the Company available for issue under this ESPP is five percent of the Company’s common shares outstanding.

The weighted average fair value of ESPP options granted during the period ended March 31, 2013 was $0.25 (March 31, 2012 - $0.62) and was estimated using the Black-Scholes option pricing model with assumptions of a 1.00 year weighted average expected option life (March 31, 2012 – 1.00 year), a 23 percent expected forfeiture rate (March 31, 2012 – 16 percent), 61 percent volatility (March 31, 2012 – 72 percent) and an interest rate of 1.1 percent (March 31, 2012 – 0.98 percent). The expected volatility used in the Black-Scholes option pricing model is based on the historical volatility of the Company’s shares over the weighted average expected option life.

During the period ended March 31, 2013, compensation expense recognized in respect of the ESPP was $0.1 million (March 31, 2012 - $0.1 million). This compensation expense has been included in General and administrative expense in the Consolidated Statements of Income.

Claude Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the Periods ended March 31, 2013 and 2012
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

(b)	Stock Option Plan

The Company has established a stock option plan under which options may be granted to directors, officers and key employees. The maximum number of common shares available for option under the stock option plan is nine percent of the Company’s common shares outstanding. Options granted have an exercise price of the Company’s prior day’s closing price quoted on the TSX for the common shares Claude. All options are settled by physical delivery of shares. Vesting periods of options granted under the Company’s stock option plan vary on a grant by grant basis, at the discretion of the Company’s Board of Directors. Grants to Employees have a term to expiry of 7 to 10 years and typically have a vesting term of 3 to 5 years. Grants to Directors have a term to expiry of 7 to 10 years and vest immediately.

Options outstanding under this plan at March 31, 2013 and December 31, 2012 and their weighted average exercise prices are as follows:

		Weighted		Weighted
	MAR 31	Average	DEC 31	Average
	2013	Exercise	2012	Exercise
	Options	Price	Options	Price

Beginning of period	6,948,527	$1.43	5,484,250	$1.57
Options granted	-	-	1,896,290	1.04
Options exercised	-	-	(75,402)	0.78
Options forfeited	(399,225)	1.58	(316,611)	1.82
Options expired	-	-	(40,000)	1.51
End of period	6,549,302	$1.42	6,948,527	$1.43

There were no share options exercised during the period ended March 31, 2013. The weighted average share price at the date of exercise for share options exercised during 2012 was $1.02.

For director and employee options outstanding at March 31, 2013, the range of exercise prices, the weighted average exercise price and the weighted average remaining contractual life are as follows:

	Options Outstanding			Options Exercisable
Option Price Per Share	Quantity	Weighted Average Remaining Life	Weighted Average Exercise Price	Quantity	Weighted Average Remaining Life	Weighted Average Exercise Price
$0.50 - $1.00	1,329,845	5.99	$0.72	846,512	5.78	$0.76
$1.01 - $1.50	2,526,339	5.56	1.21	2,248,721	5.52	1.21
$1.51 - $2.00	2,158,000	7.06	1.87	1,312,000	6.30	1.82
$2.01 - $2.38	535,118	7.54	2.30	387,421	7.37	2.28
	6,549,302	6.31	$1.42	4,794,654	5.93	$1.38

The foregoing options have expiry dates ranging from June 30, 2013 to December 8, 2021.

There were no stock options granted during the period ended March 31, 2013. The weighted average fair value of stock options granted during the period ended March 31, 2012 was $1.34 and were estimated using the Black-Scholes option pricing model with assumptions of a 5.24 year weighted average expected option life, a two to four percent expected forfeiture rate, 71 percent to 76 percent volatility and interest rates ranging from 1.3 percent to 1.8 percent.

For the period ended March 31, 2013, the compensation expense recognized in respect of stock options was $0.2 million (March 31, 2012 - $0.8 million). This compensation expense has been included in General and administrative expenses in the Consolidated Statements of Income.

The expected volatility used in the Black-Scholes option pricing model is based on the historical volatility of the Company’s shares over the weighted average expected option life.

Claude Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the Periods ended March 31, 2013 and 2012
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

The Company has the following cash-settled plan:

(c)	Deferred Share Unit Plan

The Company offers a Deferred Share Unit (“DSU”) plan to non-employee Directors. A DSU is a notional unit that reflects the market value of a single common share of Claude. A portion of each Director’s annual retainer is paid in DSUs. Each DSU fully vests upon award and are redeemable for cash upon a director leaving the Company’s Board of Directors. The redemption amount will be based upon the weighted average of the closing prices of the common shares of Claude on the TSX for the last 20 trading days prior to the redemption date multiplied by the number of DSUs held by the Director.

During the period ended March 31, 2013, the Company granted 1,296,295 DSUs to participating Directors (March 31, 2012 – 283,791). At March 31, 2013, total DSUs held by participating Directors was 1,580,086 (December 31, 2012 – 283,791).

Compensation expense recognized in respect of DSUs during the period ended March 31, 2013 was $0.5 million (March 31, 2012 - $0.3 million). This compensation expense has been included in General and administrative expenses in the Consolidated Statements of Income.

Other:

(d)	Schedule of Warrants Outstanding

Each common share purchase warrant entitles the holder to acquire one common share of the Company at prices determined at the time of issue. The exercise price and date of expiration of the common share purchase warrants outstanding at March 31, 2013 are as follows:

		Number			Number
Exercise		Outstanding at			Outstanding at
Price	Expiry Date	DEC 31, 2012	Granted	Expired	MAR 31, 2013
$1.60	May 22, 2013	1,693,200	-	-	1,693,200

Subsequent to March 31, 2013, in conjunction with the closing of the long-term debt arrangement with Crown Capital Partners Inc. (“CCP”), the Company granted an additional 5,750,000 common share purchase warrants priced at $0.70 per common share purchase warrant. These common share purchase warrants can be exercisable by the holder, in whole or in part, at any time from closing until five years following closing.

The range of exercise prices and dates of expiration of the common share purchase warrants outstanding at December 31, 2012 were as follows:

		Number			Number
Exercise		Outstanding at			Outstanding at
Price	Expiry Date	DEC 31, 2011	Granted	Expired	DEC 31, 2012
$1.60	May 22, 2013	1,693,200	-	-	1,693,200
$0.90	November 16, 2012	1,023,000	-	1,023,000	-
$1.77	April 7, 2012	-	319,545	319,545	-
$1.77	April 12, 2012	-	10,257	10,257	-
$3.17	March 31, 2012	-	79,980	79,980	-
$4.44	March 31, 2012	-	443,812	443,812	-
		2,716,200	853,594	1,876,594	1,693,200

Claude Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the Periods ended March 31, 2013 and 2012
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

11.	Loss Per Share:

Basic:

	MAR 31	MAR 31
	2013	2012

Basic loss per share:
Net loss attributable to common Shareholders	$(2,537)	$(491)
Weighted average number of common Shares outstanding	174,801	170,481
Basic net loss per share	$(0.01)	$(0.00)

Diluted:

For the periods ended March 31, 2013 and March 31, 2012, there was no effect of applying the treasury-stock method to the weighted average number of shares outstanding as all of the options and warrants were anti-dilutive.

12.	Financial Instruments:

The Company is exposed in varying degrees to a variety of financial instrument related risks by virtue of its activities. The overall financial risk management program focuses on preservation of capital and protecting current and future Company assets and cash flows by reducing exposure to risks posed by the uncertainties and volatilities of financial markets.

The Company’s Board of Directors has responsibility to ensure that an adequate financial risk management policy is established and to approve the policy.

The Company’s Audit Committee oversees Management’s compliance with the Company’s financial risk management policy, approves financial risk management programs, and receives and reviews reports on management compliance with the policy.

The types of risk exposures and the way in which such exposures are managed are as follows:

Credit Risk – The Company’s credit risk is primarily attributable to its liquid financial assets including cash and cash equivalents, receivables, and commodity and currency instruments. The Company limits exposure to credit risk on liquid financial assets through maintaining its cash and cash equivalents and reclamation deposits with high-credit quality financial institutions. Sales of precious metals are to entities considered to be credit worthy, as evaluated through the Company’s risk management program, which includes an evaluation of new and existing customers and quarterly monitoring.

Liquidity Risk – The Company ensures that there is sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations and the Company’s holdings of cash and cash equivalents. The Company believes operating cash flows will be sufficient to fund the continued exploration at Madsen and Amisk and ongoing capital improvements at the Seabee properties for the next twelve months. The Company’s cash is invested in business accounts with quality financial institutions and is available on demand.

The Company has been updating its decommissioning and reclamation plans for the Madsen and Seabee properties. It is expected that additional security (approximately $6.5 million) will need to be provided to the applicable regulatory authorities. However, the timing of this security has not yet been determined.

As noted above, near-term funding requirements pursuant to the redemption of its outstanding debentures (due on May 23, 2013), have placed the Company in a working capital deficiency. In order to address this working capital deficiency, the Company executed an agreement with CCP for an additional long-term debt facility of $25.0 million (Note 14) early in the second quarter of 2013. As such, repayment of the outstanding debentures will occur as required on May 23, 2013.

Claude Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the Periods ended March 31, 2013 and 2012
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

Market Risk – Market risk is the potential for loss from adverse changes in the market value of financial instruments. The level of market risk that the Company is exposed to varies depending on the composition of its derivative instrument portfolio, as well as current and expected market conditions. The significant market risk exposures to which the Company is exposed are Foreign exchange risk, Commodity price and Interest rate risk. These are discussed further below:

Foreign exchange risk – The results of the Company’s operations are subject to currency risks. The Company’s revenues from the production and sale of gold are denominated in U.S. dollars. However, the Company’s operating expenses are primarily incurred in Canadian dollars and its liabilities are primarily denominated in Canadian dollars. The Company is not exposed to material foreign exchange risk on its financial instruments.

Interest rate risk – In respect to the Company’s financial assets, the interest rate risk mainly arises from the interest rate impact on our cash and cash equivalents, reclamation deposits and debt. In respect to financial liabilities, one of the Company’s demand loans carries a floating interest rate with the balance of Company debt at fixed interest rates. When possible, the Company will fix its interest costs to avoid variations in cash flows. Due to the greater proportion of fixed rate debt, a one percent change in interest rates would not materially impact earnings or cash flows.

Commodity price risk – The value of the Company’s mineral resources is related to the price of gold and the outlook for this mineral. Gold and precious metal prices historically have fluctuated widely and are affected by numerous factors outside of the Company’s control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities and certain other factors related specifically to gold. The profitability of the Company’s operations is highly correlated to the market price of gold. If the gold price declines below the cost of production at the Company’s operations, for a prolonged period of time, it may not be economically feasible to continue production. The Company is not exposed to material commodity price risk on its financial instruments.

For a $10 US$ movement in gold price per ounce, earnings and cash flow will have a corresponding movement of CDN $0.4 million, or $0.00 per share.

Fair Value - The Company has various financial instruments comprised of cash and cash equivalents, receivables, short and long-term investments, restricted promissory notes, reclamation deposits, demand loans, accounts payable and accrued liabilities, long-term debt, and royalty obligations.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. For disclosure purposes, all financial instruments measured at fair value are categorized into one of three hierarchy levels, described below. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Each level is based on the transparency of the inputs used to measure the fair values of assets and liabilities:

Level 1 – Values based on unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 – Values based on quoted prices in markets that are not active or model inputs that are observable either directly (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurement used to value option contracts) or indirectly for substantially the full term of the asset or liability.

Level 3 – Values based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

Claude Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the Periods ended March 31, 2013 and 2012
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

The fair values of financial assets and liabilities, together with the carrying amounts shown in the Statement of Financial Position, are as follows:

	MAR 31		DEC 31
	2013		2012
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value

Loans and receivables
Accounts receivable (2)	$4,207	$4,207	$4,845	$4,845
Available-for-sale financial assets
Investments (1)	242	242	378	378
Held-to-maturity
Deposits for reclamation costs	2,237	2,237	2,237	2,237
Other financial liabilities
Bank indebtedness	10,681	10,681	3,531	3,531
Demand and revolving loans	9,750	9,750	5,337	5,337
Accounts payable	17,062	17,062	7,533	7,533
Net royalty obligations	3,744	3,744	4,041	4,041
Debenture (1)	9,719	9,751	9,665	9,751

(1)	Based on quoted market prices – Level 1
(2)	At March 31, 2013, there were no receivables that were past due or considered impaired.

Valuation Techniques:

Investments

The fair value of Investments is determined based on the closing bid price of each security at the balance sheet date. The closing bid price is a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore Investments are classified within Level 1 of the fair value hierarchy.

Debenture

The Company’s debenture is recorded at amortized cost. The fair value is primarily determined using quoted market prices. Balance is current due to the principal being due in less than 12 months.

13.	Capital Management:

The Company’s objective when managing its capital is to safeguard its ability to continue as a going concern so that it can provide adequate returns to shareholders and benefits to other stakeholders. The Company defines capital that it manages as the aggregate of its equity attributable to owners of the Company, which is comprised of issued capital, contributed surplus, accumulated deficit and accumulated other comprehensive income (loss).

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets and the Company’s working capital requirements. In order to maintain or adjust the capital structure, the Company (upon approval from its Board of Directors, as required) may issue new shares through private placements, sell assets or incur debt. The Board of Directors reviews and approves any material transaction out of the ordinary course of business, including proposals on acquisitions, major investments, as well as annual capital and operating budgets. The Company believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company’s approach to capital management during the period ended March 31, 2013. The Company is not subject to externally imposed capital requirements.

The Company utilizes a combination of short-term and long-term debt and equity to finance its operations and exploration.

Claude Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the Periods ended March 31, 2013 and 2012
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

			MAR 31	DEC 31
	Interest	Maturity	2013	2012

Demand loans	Prime + 1.50%	Jan – Apr/2015	$4,750	$5,337
Revolving loan		Dec/2013	5,000	-
Debenture	12.00%	May/2013	9,719	9,665
Total debt			$19,469	$15,002

Shareholders’ equity			190,742	192,364

Debt to equity			10.2%	7.8%

The Company is bound by and has met all covenants, if any, on these credit facilities.

Subsequent to March 31, 2013, the Company executed an agreement with Crown Capital Partners Inc. (“CCP”) for an additional long-term debt facility of $25.0 million (Note 14). The new debt facility will facilitate the retirement of the Company’s outstanding debentures (which mature in May 2013) and allow for the necessary expansion capital at the Seabee Gold Operation to support the updated Life of Mine Plan.

14.	Subsequent Event:

(a) Term Loan

Subsequent to March 31, 2013, the Company has executed an agreement for a five-year $25.0 million long-term term loan (the “Loan”) with CCP. Closing of the Loan was on April 5, 2013. Interest on the Loan is fixed at 10 percent, compounds monthly and is payable monthly. Principal payments will begin 12 months from closing and will be payable monthly. A portion of the Loan will be utilized to retire the Company’s outstanding debentures due to mature in May 2013 with the remainder being available for working capital purposes.

The maturity date of the Loan will be 60 months from closing. The Loan is subordinate to all of the Company’s other short-term and long-term loans and borrowings.

The table below represents currently scheduled repayment and maturity of the Loan over the next five years.

Period	Monthly Amount	Annual Amount
Months 1 – 12	NIL	NIL
Months 13 – 59	$300,000	$3,600,000
Due at Maturity		$10,900,000

After 12 months following the closing of this arrangement, the Company has the right to prepay the term loan subject to a prepayment fee (calculated on the amount being prepaid) of:

Months Following Closing	Prepayment Fee
Months 13 – 24	2%
Months 25 – 36	1%
Months 37 – 60	0%

In conjunction with the closing of this arrangement, the Company granted 5,750,000 common share purchase warrants priced at $0.70 per common share purchase warrant. These common share purchase warrants can be exercisable by the holder, in whole or in part, at any time from closing until five years following closing.

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